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WINNEBAGO INDUSTRIES ANNOUNCES RETIREMENT PLANS FOR CHAIRMAN BOB OLSON

FOREST CITY, IOWA, January 12, 2012 – Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, today announced the retirement of Bob Olson from the position of Chairman of the Board effective on February 24, 2012.

Randy Potts, 53, will assume the role of Chairman of the Board in addition to his current positions of Chief Executive Officer and President, in accordance with the Company's succession plans. A 28-year veteran of Winnebago Industries, Potts joined the Company in 1983 as a senior tool designer. He has served in various engineering and management positions since that time. In January 2011, he was elected to the position of President and was elected to the additional role of Chief Executive Officer in June 2011. Potts has also served as Vice President, Manufacturing and Senior Vice President, Strategic Planning in which he was responsible for new business development for the Company. Potts is a graduate of Hawkeye Institute of Technology in Waterloo, Iowa.

Olson, 60, is a 43-year veteran of Winnebago Industries. While relinquishing his role as Chairman of the Board, he will remain a member of the board of directors and will also continue to serve in his role on the Executive Committee of the Recreation Vehicle Industry Association and as Co-Chair of the Go-RVing Coalition. "I look forward to traveling more with my wife, Kathy, in our Winnebago Journey motor home as we experience the RV lifestyle we have promoted the last 43 years," said Olson. "I am also excited to continue to serve the Company as a member of the Board of Directors. Randy has done an outstanding job in leading Winnebago Industries since his promotions last year and I have every confidence in his ability to lead as we continue to move forward and grow in the future."

"Bob has successfully led Winnebago Industries through some of the most challenging times in our Company's history," said Potts. "We are greatly indebted to Bob for his exemplary service, his unwavering dedication and his passion for improving quality and performance in every area of our organization. I feel fortunate to have ready access to his expertise in his continued role as a member of our Board of Directors and look forward to moving forward with the vision he has helped to chart for the Company's future."

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name in Motor Homes®," is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers and fifth wheel products under the Winnebago, Itasca, Era and SunnyBrook brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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